Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated May 11, 2004
  Management's discussion and analysis for the quarter ended March 31, 2004
  The Company's unaudited financial statements for the quarter ended March 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	May 11, 2004

Press Release

PacNet Posts Ninth Consecutive Quarter of Profits in First Quarter 2004

  Net income increased to US$490K, a 318.4% year-on-year increase
  Revenue grew to US$25.1 million, a 7.4% year-on-year growth
  Broadband revenue increased to US$11.4 million, up 32.5% versus year-ago

SINGAPORE (May 11, 2004) - Pacific Internet Limited, or PacNet (NASDAQ: PCNTF), today announced its financial results for the first quarter ended March 31, 2004, posting its ninth consecutive quarter of profit, with revenues rising to US$25.1 million and net income to US$490,000. PacNet is Asia's largest telco-independent Internet Communications Service Provider (ICSP) by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of First-Quarter 2004 Results

  Revenues grew to US$25.1 million, a 7.4% increase over the same quarter of 2003.
  Broadband revenues grew to US$11.4 million, a 32.5% increase over the same quarter of 2003.
  Net income grew to US$0.5 million, compared with US$0.1 million, in the first quarter of 2003.
  Net income before stock-based compensation cost and asset retirement obligation charge grew to US$1.3 million, compared with US$0.7 million in the first quarter of 2003.

Low Sin Leng, Chairman of PacNet, said, "PacNet has delivered yet another consecutive quarter of net profits despite the increasing competitive pressure in the matured Internet markets. Going forward, we will be increasing our focus on growing value-added services, adding depth to the company's business portfolio and strengthening the relationship with customers."

First-Quarter 2004 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	1Q 2004	1Q 2003	4Q 2003
Revenues	25.1	23.4	26.2
Operating Costs and Expenses	24.3	22.8	23.4
Operating Income	0.8	0.6	2.8
Net Income	0.5	0.1	1.9
Stock-based compensation cost and asset retirement obligation charge	0.8	0.6	0.3
Net income before the above stock- based compensation cost and asset retirement obligation charge	1.3	0.7	2.2

Table 2: Subscriber Statistics by Product
Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia*	134,300	620	30,200	5,000	600	170,700
Hong Kong	88,700	250	3,900	9,100	1,100	103,000
Australia	37,700	100	6,500	5,200	10,500	60,000
Philippines	122,800	170	-	100	-	123,100
Thailand and India **	20,600	370	-	200	200	21,400
Total (as at Mar 2004)	404,100	1,510	40,600	19,600	12,400	478,200
Total (as at Dec 2003)	377,700	1,510	39,300	18,700	10,800	448,100
Total (as at Mar 2003)	361,200	1,380	30,800	13,000	11,300	417,700

All numbers rounded to the nearest 100 except for leased lines rounded to the nearest 10.
* The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.
** The subscriber base in Thailand and India is relatively small and hence combined for presentation purposes.

Revenues

Revenues in this quarter were US$25.1 million, a 7.4% increase compared with the same quarter last year. Compared with last quarter, revenues for this quarter declined by 4.1% mainly attributed to a seasonally weaker first quarter and the impact of increasing price pressures in the matured markets.

Broadband continues to be the largest revenue contributor at 45.4% in the first quarter 2004. Broadband access revenue grew to US$11.4 million, up 32.5% over the same quarter last year. This upward growth trend is likely to continue with the rapid penetration of broadband access across the region.

Dial-up revenues declines have slowed to a single digit percentage from the fourth quarter of 2003. The subscriber base registered a 7.0% increase over the previous quarter, largely due to the increase in the pre-paid subscriber base in the Philippines. This increase in the Philippines was offset by declines in Singapore where dial-up subscribers continue to migrate to broadband access. The average revenue per user, or ARPU, of pre-paid subscribers is substantially lower than that of post-paid subscribers.

The declining trend observed in leased line revenues in the past quarters had also slowed to about US$3.3 million in the first quarter of 2004. Year-on-year, leased line revenues in the first quarter of 2004 were 5.6% lower.

Revenues from value added services for the quarter grew strongly by 30.5% from first quarter of 2003, contributed largely by the anti-virus service launched in Singapore in July 2003. Commission revenues in the travel business for the quarter decreased 2.5% from a year ago due to market competitions and pricing pressures.

Operating Costs and Expenses

With revenue growth of 7.4%, cost of sales increased 7.2% in the first quarter of 2004 from a year ago. Hence, gross margin improved marginally from 55.7% in first quarter of 2003 to 55.8% this quarter. Quarter-on-quarter, gross margin reduced from 58.0% to 55.8% due to the increasing price pressure as well as the shift in revenue mix from the higher yield dial-up and leased line segments to a lower yield consumer broadband segment. However, the focus on value-added services will help to improve overall gross margins.

Excluding the impact of the stock-based compensation cost, staff costs for the first quarter of 2004 increased 14.5% year-on-year, mainly due to one-off bonuses and annual salary adjustments. The stock-based compensation cost recognized this quarter was US$0.8 million. Including this charge in the staff cost, it increased from US$6.9 million to US$8.3 million, representing a 19.5% increase from year ago.

Sales and marketing expenses for the year decreased 14.7% in first quarter 2004 over the same quarter last year as the Group stretched its marketing dollars. As a percentage of total revenues, sales and marketing expenses were maintained at about 4%.

Other general and administrative expenses were lower by 3.1% in the first quarter of 2004 compared to the first quarter in 2003 as part of the ongoing effort to reduce back-office expenses across the Group.

Net Income

In the first quarter of 2004, net income was US$0.5 million, up 318.4% from US$0.1 million one year ago. With reference to Table 1, net income before the two non-cash charges was US$1.3 million in the first-quarter of 2004, up 98% from one year ago.

The unconsolidated affiliates in India and Thailand also continued to improve on their operating results, with Thailand turning profitable this quarter. An aggregate gain of US$92,000 was registered this quarter from India and Thailand.

Cash Flow and Cash Balance

Cash generated from operations was US$5.3 million this quarter. Of this, US$1.0 million was utilized for acquisition of fixed assets. Cash provided by financing activities amounted to US$0.5 million, primarily from the issue of ordinary share through employees' exercise of the employee stock option plan, leaving a net cash surplus of US$4.8 million. Cash balance stood at US$29.8 million as at March 31, 2004.

Growth Strategies

PacNet has been executing the following strategies to grow the business further:

  Focus on broadband
  Grow the corporate market
  Expand the regional businesses
  Introduce innovative services and solutions
  Leverage international partnerships

Tan Tong Hai, President and CEO of PacNet, said, "We are now growing our business further on the firm foundation that we have built in the last two years. This growth will be fuelled by our five-pronged growth strategy. In particular, we will be focusing on global carrier and solutions provider partnerships at both the domestic and global levels this year; as well as launching our voice offerings to both the corporate and consumer segments."

Business Outlook

PacNet views the general economic climate as increasingly positive. However, the company expects continuing competition and pricing pressure to be a challenge. For the full year, the subsidiary in Thailand is expected to be profitable in 2004, joining Singapore, Hong Kong, the Philippines and Australia. The operations in India and Malaysia are expected to be cash flow positive this year. Barring any unforseen events that may have an impact on the business, PacNet is on-track to achieving a performance that will be better than that of the previous year.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:
Singapore Time:	Tuesday, May 11, 2004 @ 0700 hrs
US Eastern Time:	Monday, May 10, 2004 @ 1900 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be webcast "live" via the Internet at the following website: http://www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.675 to US$1.00. [Conversion rate as at March 31, 2004 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet communications service provider (ICSP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. For more information, please visit us at http://www.pacnet.com.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
the Quarter Ended March 31, 2004

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet Communications Service Provider ("ICSP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers ("ISPs") in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 478,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email short messaging service ("email SMS"), webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the first quarter of 2004 with net revenue of S$42.1 million (US$25.1 million). Year on year, the increase was 7.4% or S$2.9 million (US$1.7 million). Quarter on quarter, net revenues decreased marginally by 4.1% or S$1.8 million (US$1.1 million).

Although the overall market outlook has picked up, but the Group's primary challenge of downward price pressures remained, especially in broadband and leased lines markets.

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge2.

Pacific Internet Limited	Quarter ended			Year to date Mar 31,
Summary of unaudited consolidated statement of operations	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	2003	2004
	S$'000
Net Income	3,239	196	820	196	820
Non-cash charges
Stock-based compensation costs [1]	499	690	1,370	690	1,370
Cumulative effect adjustment - net of tax [2]	-	220	-	220	-

Net income before non-cash charges	3,738	1,106	2,190	1,106	2,190

	US$'000
Net Income	1,934	117	490	117	490
Non-cash charges
Stock-based compensation costs [1]	298	412	818	412	818
Cumulative effect adjustment - net of tax [2]	-	131	-	131	-

Net income before non-cash charges	2,232	660	1,308	660	1,308

1 Refer to detailed explanation under "Staff Costs".
2 Refer to detailed explanation under "Cumulative Effect Adjustment".

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, broadband continued to lead the Group's revenue growth. This is the trend observed in Singapore and Australia as users continue to migrate to higher speed broadband services at more affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access, as broadband services are not widely available and / or affordable.

Year on year, the 7.4% growth in net revenues was from broadband and value-added services, partially set off by reductions in dial-up, leased lines, interconnect, e-commerce and air ticket commissions. Quarter on quarter, the increase in broadband revenue was offset by decrease in all other revenue streams.

Dial-up Access
Dial-up access revenue for the first quarter decreased S$1.7 million (US$1.0 million) or 13.6% when compared to the corresponding period in 2003. The Group ended the quarter with 404,100 dial-up subscribers, a 11.9% improvement when compared to the same quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.6 million (US$0.4 million) or 5.5% while subscriber base for consolidated companies registered an increase of 7.4%.

As noted in the past quarters, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in subscriber base was mainly from PacNet Philippines' pre-paid dial-up service, which has a relatively low average revenue per user ("ARPU") compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Mar	Dec	Mar
by geography*	2004	2003	2003
Singapore & Malaysia^	134,300	138,100	151,400
Hong Kong	88,700	88,700	85,300
Australia	37,700	37,300	38,000
Philippines	122,800	92,900	64,800
Total for consolidated companies	383,500	357,000	339,500
India & Thailand**	20,600	20,700	21,700
Total	404,100	377,700	361,200

* All numbers are rounded to the nearest 100.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purposes.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

Broadband Access
Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries – Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$19.1 million (US$11.4 million) this quarter, 32.5% increase over the same quarter last year. As of March 31, 2004, the Group had 60,200 broadband subscribers, a 37.4% increase over the same quarter last year. Compared to last quarter, revenue grew S$0.1 million (US$88,000) or 0.8% while subscriber base for consolidated companies increased 3.6%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Mar	Dec	Mar
by geography*	2004	2003	2003
Singapore & Malaysia^	35,200	34,300	27,400
Hong Kong	13,000	13,200	10,500
Australia	11,700	10,300	5,700
Philippines	100	100	100
Total for consolidated companies	60,000	57,900	43,700
Thailand**	200	100	100
Total	60,200	58,000	43,800

* All numbers are rounded to the nearest 100.
** Results of Thailand operations are equity accounted for.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

In this quarter, broadband contributed 45.4% of the Group's revenue, a significant increase from 36.8%, one year ago. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications and on-line entertainment in the consumer market, the Group expects demand for broadband services to continue on its upward trend.

Year on year, the strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia year on year. Quarter on Quarter, PacNet Hong Kong, our second largest contributor for broadband, recorded a drop in the subscriber base, this was due to intense competition and pricing pressure in the Hong Kong broadband market. PacNet Hong Kong will address this competition through more aggressive marketing efforts and more comprehensive product offerings in broadband. For the Group, broadband still remains the highest growth line item.

Leased Line Access
Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 5.6% when compared to the corresponding quarter last year, the decrease was due reduction in average revenue per user ("ARPU") and consolidated subscriber base for leased line. Quarter on quarter, leased line revenue decreased 2.9%, mainly due to subscriber base for consolidated companies decreased 4.2%.

The reduction in subscriber base was a result of the small and medium enterprises are either reducing their existing leased line's capacity or turning to more affordable corporate broadband alternatives.

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Mar	Dec	Mar
by geography*	2004	2003	2003
Singapore & Malaysia^	620	670	700
Hong Kong	250	260	280
Australia	100	100	100
Philippines	170	160	100
Total for consolidated companies	1,140	1,190	1,180
India & Thailand**	370	320	190
Total	1,510	1,510	1,370

* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purposes.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

Value-Added Services ("VAS")
The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access and data services etc. Year on year, VAS revenue grew S$1.0 million (US$0.6 million) or 30.5%. The increase was largely due to PacNet Singapore's anti-virus service launched in July 2003. Quarter on quarter, VAS revenue decreased S$0.5 million (US$0.3 million) or 9.6%. This decrease is mainly from global roaming revenues shortfall as this has been traditionally a seasonal trend for the quarter.

Commission revenue and other revenues
Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.6 million (US$0.9 million), representing 5.2% of its gross ticket sales of S$30.3 million (US$18.1 million).

Although the commission revenue are recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of March 31, 2004, Safe2Travel's accounts receivable and accounts payable were S$10.3 million (US$6.1 million) and S$4.6 million (US$2.7 million), respectively.

Year on year, commission revenue decreased 2.5%. Quarter on quarter commission revenue also decreased by S$0.5 million (US$0.3 million) or 22.6%. This was due to increase in competition and pricing pressures faced by Safe2Travel.

Other revenues decreased by 41.3% compared to same quarter last year and 20.2% compared to last quarter. This was mainly due to the reduction in PacNet Singapore's interconnect revenue as the interconnect contract between PacNet Singapore and SingTel has ended on September 2003.

Operating Costs and Expenses

Cost of Sales
The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales increased 7.2%, and gross margin improved slightly from 55.7% to 55.8% this quarter. Quarter on quarter, gross margin reduced from 58.0% to 55.8%. This reduction was due to the purchase of additional bandwidth to support more customers.

Staff Costs
Staff costs for the quarter was S$13.9 million (US$8.3 million), representing an increase of S$2.3 million (US$1.4 million) or 19.5% when compared to the same quarter last year. Quarter on quarter, the increase was S$1.2 million (US$0.7 million) or 9.5%.

Staff costs before stock based compensation costs for the quarter was S$12.5 million (US$7.5 million). Year on year, it increased by 14.5% and quarter on quarter it increased 2.8%, this was mainly due to one off bonuses and annual salary adjustments.

The stock-based compensation cost recognised by the Group for the quarter was S$1.4 million (US$0.8 million)3. The corresponding cost was a charge of S$0.5 million (US$0.3 million) for the last quarter and S$0.7 million (US$0.4 million) for the same quarter last year.

3 Refer to this table for historical comparatives and year to date charges.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of March 31, 2004, there are 121,900 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a charge of S$0.7 million (US$0.4 million) compared to S$0.6 million (US$0.4 million) in the same quarter last year. There is an increase of $0.3 million (US$0.2 million) or 73.6% when compared to a charge of $0.4 million (US$0.2 million) in the fourth quarter of last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.8%, 27.8% and 28.0% for this quarter, last quarter and same quarter last year respectively. Revenue per employee per quarter has declined from S$43,000 (US$26,000) in the fourth quarter of last year to S$41,000 (US$24,000) in this quarter, as a result of lower revenue.

Sales and Marketing Expenses
Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 14.7% over the same quarter last year. Quarter on quarter, sales and marketing expenses increased 34.1%. The increase was due to more aggressive customer acquisition and marketing programs embarked in the beginning of the year to grow future revenue.

Other General and Administrative Expenses
Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced by 3.1%. Quarter to quarter, it has also decreased 1.9%. The Group continues to monitor this closely to ensure that increase in these expenses is at a slower rate than revenues. As a percentage of total revenues, this was 9.4%, 9.2% and 10.4% for this quarter, last quarter and same quarter last year respectively.

Depreciation and Amortization
Depreciation and amortization was S$2.4 million (US$1.5 million), a quarter on quarter and year on year decline of 7.8% and 13.7% respectively. The reduction is mainly due to lower depreciation charges as the Group did not have any major acquisitions in fixed assets over the last two years.

Allowance for Doubtful Accounts Receivables
Quarter on quarter, allowance for doubtful accounts receivables increased by 24.2%. This was due to an overprovision of doubtful debts adjusted in the previous quarter resulting in the quarter on quarter increase. The reversal of the over provision in the last quarter of 2003 was due to better than anticipated collection efforts in 2003.

Allowance for doubtful accounts receivables decreased by S$0.2 million (US$0.1 million) or 33.8% for this quarter, when compared to corresponding period in 2003, this was a result of more effective credit management.

Other Income (Expenses)
Other income / (expenses) comprised largely of equity in gain / (losses) of unconsolidated affiliates.

Equity in gain / (losses) of unconsolidated affiliates relates to the Group's operations in Thailand and India. The Group recorded an equity gain from unconsolidated affiliates of S$0.2 million (US$0.1 million) in this quarter compared to a loss of S$0.3 million (US$0.2 million) from the same quarter last year. Quarter on quarter, the equity gain in unconsolidated affiliates shows an improvement of 35.1%.

Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the first quarter of 2003 was S$25,000 (US$15,000) and S$7,000 (US$4,000) respectively. For the first quarter of 2004, the depreciation and accretion charge was S$1,000 (US$600) and S$5,000 (US$3,000) respectively. They have been included under Depreciation and Amortization Expenses and Other General and Administrative Expenses respectively.

Liquidity and Capital Resources

As of March 31, 2004, the Group held cash and cash equivalents of S$49.8 million (US$29.8 million). The Group generated a net cash surplus of S$8.0 million (US$4.8 million) for the quarter.

Operating activities for the first 3 months of 2004 generated cash of S$8.9 million (US$5.3 million). Of this, S$1.7 million (US$1.0 million) was used in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities for the quarter amounted to S$0.8 million (US$0.5 million), primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plans.

Stock Based Compensation for Resigned Directors

During the quarter, one member resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 "Accounting for Certain Transactions Involving Stock Compensation". Under these guidance, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date until exercise / expiry based on intrinsic value method is recognized over the remaining vesting period.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 and 104, Revenue Recognition in Financial Statements ("SAB 101 and 104"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs
Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. There can be no assurance that the MOU will result in a formal settlement or that the Court will approve the settlement that the MOU sets forth.

The proposed settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. On April 23, 2004, the underwriter defendants selected five focus cases for purposes of the discovery phase. The Company was chosen as one of those focus cases. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed settlement set forth in the MOU.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the MOU does not result in a formal settlement approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2004 With Comparative Amounts from December 31, 2003

	31-Dec-03	31-Mar-04	31-Mar-04
	S$'000	S$'000	US$'000

Cash and cash equivalents	41,905	49,841	29,756
Accounts receivable - net	26,869	23,689	14,143
Other receivables	9,099	8,361	4,991
Inventories	340	280	167

Total current assets	78,213	82,171	49,057

Investments	37	36	21
Fixed assets and website development costs- net	18,742	17,674	10,552
Goodwill and intangible assets - net	29,708	29,754	17,764
Other non-current assets	6,040	5,877	3,509

Total non-current assets	54,527	53,341	31,846

TOTAL ASSETS	132,740	135,512	80,903

Bank borrowings	2,644	2,614	1,561
Accounts payable	13,500	13,901	8,299
Other payables	32,501	32,541	19,427
Current portion of capital lease obligations	453	456	272

Total current liabilities	49,098	49,512	29,559

Capital lease obligations, less current portion	704	596	356
Other non-current and deferred liabilities	1,878	1,392	831

Total non-current liabilities	2,582	1,988	1,187

Minority interest	3,085	1,373	820

Shareholders' equity
Ordinary shares, S$2 par value	26,069	26,392	15,756
Additional paid-in capital and deferred compensation	95,625	98,995	59,102
Accumulated deficit and other comprehensive income	(43,719)	(42,748)	(25,521)

Total shareholders' equity	77,975	82,639	49,337

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,740	135,512	80,903

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Three months ended March 31,

	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	2003	2004
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	11,101	12,149	10,492	12,149	10,492
Broadband access	18,959	14,416	19,107	14,416	19,107
Leased line access	5,750	5,913	5,584	5,913	5,584
Value added services	4,684	3,244	4,232	3,244	4,232
Commission revenues	2,022	1,606	1,566	1,606	1,566
Other revenues	1,346	1,831	1,074	1,831	1,074

Total net revenues	43,862	39,159	42,055	39,159	42,055

Operating costs and expenses
Cost of sales	18,401	17,356	18,598	17,356	18,598
Staff costs	12,700	11,637	13,909	11,637	13,909
Sales & marketing	1,002	1,576	1,344	1,576	1,344
Other general & administrative	4,018	4,064	3,940	4,064	3,940
Depreciation & amortization	2,640	2,821	2,434	2,821	2,434
Allowance for doubtful accounts receivable	335	628	416	628	416

Total operating expenses	39,096	38,082	40,641	38,082	40,641

Operating income	4,766	1,077	1,414	1,077	1,414

Other income (expenses)
Net interest income (expenses)	9	(2)	14	(2)	14
Net gain (loss) on foreign currency	160	202	(43)	202	(43)
Loss on disposal of fixed assets	(36)	(3)	(12)	(3)	(12)
Gain on sale of quoted equity investments	69	-	-	-	-
Equity in gain (loss) of unconsolidated affiliates	114	(289)	154	(289)	154
Others	55	27	74	27	74

Total other income (expenses)	371	(65)	187	(65)	187

Income before income taxes and minority interest	5,137	1,012	1,601	1,012	1,601
Provision for income taxes	(1,780)	(595)	(791)	(595)	(791)

	3,357	417	810	417	810

Cumulative effect adjustment - net of tax	-	(220)	-	(220)	-
Minority interest in (gain) loss of consolidated subsidiaries	(118)	(1)	10	(1)	10

Net income	3,239	196	820	196	820

Net income per share - basic	$0.2485	$0.0152	$0.0624	$0.0152	$0.0624

Net income per share - diluted [1]	$0.2417	$0.0150	$0.0607	$0.0150	$0.0607

Weighted average number of shares outstanding - basic	13,034,691	12,873,500	13,145,098	12,873,500	13,145,098

Weighted average number of shares outstanding - diluted [1]	13,401,560	13,039,960	13,517,563	13,039,960	13,517,563

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Three months ended March 31,

	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	2003	2004
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	6,627	7,253	6,264	7,253	6,264
Broadband access	11,319	8,607	11,407	8,607	11,407
Leased line access	3,433	3,530	3,334	3,530	3,334
Value added services	2,796	1,937	2,527	1,937	2,527
Commission revenues	1,207	959	935	959	935
Other revenues	804	1,093	641	1,093	641

Total net revenues	26,186	23,379	25,108	23,379	25,108

Operating costs and expenses
Cost of sales	10,986	10,362	11,103	10,362	11,103
Staff costs	7,582	6,948	8,304	6,948	8,304
Sales & marketing	598	941	802	941	802
Other general & administrative	2,399	2,426	2,352	2,426	2,352
Depreciation & amortization	1,576	1,684	1,453	1,684	1,453
Allowance for doubtful accounts receivable	200	375	249	375	249

Total operating expenses	23,341	22,736	24,263	22,736	24,263

Operating income	2,845	643	845	643	845

Other income (expenses)
Net interest income (expenses)	5	(1)	8	(1)	8
Net gain (loss) on foreign currency	96	121	(26)	121	(26)
Loss on disposal of fixed assets	(21)	(2)	(7)	(2)	(7)
Gain on sale of quoted equity investments	41	-	-	-	-
Equity in gain (loss) of unconsolidated affiliates	68	(173)	92	(173)	92
Others	33	16	44	16	44

Total other income (expenses)	222	(39)	111	(39)	111

Income before income taxes and minority interest	3,067	604	956	604	956
Provision for income taxes	(1,063)	(355)	(472)	(355)	(472)

	2,004	249	484	249	484

Cumulative effect adjustment - net of tax	-	(131)	-	(131)	-
Minority interest in (gain) loss of consolidated subsidiaries	(70)	(1)	6	(1)	6

Net income	1,934	117	490	117	490

Net income per share - basic	$0.1484	$0.0091	$0.0372	$0.0091	$0.0372

Net income per share - diluted [1]	$0.1443	$0.0090	$0.0362	$0.0090	$0.0362

Weighted average number of shares outstanding - basic	13,034,691	12,873,500	13,145,098	12,873,500	13,145,098

Weighted average number of shares outstanding - diluted [1]	13,401,560	13,039,960	13,517,563	13,039,960	13,517,563

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of March 31, 2004, which was S$1.675 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Quarter Ended March 31, 2004 With Comparative Amounts from March 31, 2003

	Quarter ended March 31,

	2003	2004	2004
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	196	820	490
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	2,821	2,434	1,453
Loss on disposal of fixed assets	3	12	7
Fixed assets written off	1	7	4
Allowance for doubtful accounts receivable	628	416	249
Minority interest	1	(10)	(6)
Provision for income taxes	(83)	1	1
Amortization of deferred compensation	690	1,370	818
Equity in loss (gain) of unconsolidated affiliates	289	(154)	(92)
Cumulative effect adjustment - net of tax	220	-	-
Changes in non-cash working capital items:
Accounts receivable	2,305	2,764	1,650
Prepaid expenses and other assets	333	239	142
Inventories	232	60	36
Accounts payable	751	401	239
Other payables / receivables	(2,948)	546	326

Cash provided by operating activities	5,439	8,906	5,317

INVESTING ACTIVITIES
Acquisition of fixed assets	(867)	(1,263)	(754)
Proceeds from sale of fixed assets	12	19	11
Sale of short term investment	250	-	-
Purchase of intangible assets	(98)	(140)	(84)
Purchase of short term investment	(19)	-	-
Acquisation of minority interest	-	(300)	(179)

Cash used in investing activities	(722)	(1,684)	(1,006)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(89)	(30)	(18)
Repayment of loans from affiliates	(4,250)	-	-
Capital lease obligations	(130)	(123)	(73)
Proceeds from issuance of ordinary shares	355	921	550

Cash (used in) provided by financing activities	(4,114)	768	459

Increase in cash and cash equivalents	603	7,990	4,770

Cash and cash equivalents at beginning of period	35,179	41,905	25,018

Effect of exchange rate changes on cash and cash equivalents	490	(54)	(32)

Cash and cash equivalent at end of period	36,272	49,841	29,756